

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2018

Stephen S. Yoder
Chief Executive Officer
Pieris Pharmaceuticals, Inc.
255 State Street, 9th Floor
Boston, MA 02109

> **Re: Pieris Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2018**
> **File No. 333-226725**

Dear Mr. Yoder:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: William C. Hicks